NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-12

September 13, 2005

Cumberland Expands 2005 Drilling Programs to Focus on New Gold Zone at the Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report an expansion of the 2005 diamond drill program at the Company’s 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut. 2005 drilling programs are focused on increasing gold resources at Meadowbank, which is host to Canada’s largest pure gold open pit reserves. The now completed Phase I and Phase II programs have successfully expanded the size of the Goose Island deposit, intersected encouraging mineralization in the Goose Island South area and discovered the new Cannu zone. Prior to 2005 drilling, Meadowbank gold resources contained an estimated 3,326,000 ounces of measured and indicated resources1 and 474,000 ounces of inferred resources1 (Q1/2005).

Phase III Drilling of New Cannu Zone

Based on the encouraging results received to date from the recently discovered Cannu zone (see Cumberland news release 05-11), a Phase III drill program has been added and is designed to assess the expansion potential of the zone. The Cannu zone is located approximately 350 metres north of the proposed Portage open pit and represents additional near surface gold mineralization which may contribute to the resource and reserve potential of the project. The Cannu zone is hosted in a shallow synformal (bowl shaped) fold structure in the same rocks which host the gold reserves in the Portage (1,534,000 ounces2) and Goose Island (368,000 ounces2) deposits to the south. All of the mineralized intersections in the 7 holes assayed to date lie within approximately 75 metres of surface. Highlights from these holes include:

Hole NP05-571:   7.06 g/t over 7.44m at 28 m below surface

Hole NP05-573:   2.65 g/t over 4.95m at 5 m below surface

Hole NP05-575: 21.36 g/t over 1.75m at 72 m below surface

Hole NP05-576:   4.14 g/t over 5.47m at 21 m below surface

       and 16.44 g/t over 2.87m at 30 m below surface

                    and 2.07 g/t over 2.35m at 39 m below surface

Hole NP05-577:    6.66 g/t over 3.50m at 6 m below surface

         and 7.27 g/t over 6.23m at 32 m below surface

         and 4.73  g/t over 5.55m at 40 m below surface

The Phase II drill program has been dominantly focused in the Cannu area where 18 holes have been completed. The expanded Phase III program will include an additional 17 to 20 drill holes, bringing the total amount of drilling for the year to over 12,000 metres. The upcoming drill program will focus on the expansion of the new zone both north and south along strike, as well as drilling designed to better define the gold zone and its relationship to the known mineralization in the Portage area. The Phase III program will take place during October 2005.

Meadowbank Gold Project

Cumberland is advancing Meadowbank towards open pit production of 315,000 ounces of gold per year over an 8.3 year mine life with an estimated total cash cost of US$224 per ounce.  A feasibility study3 was completed by AMEC Americas Ltd. in February 2005, SG Corporate & Investment Banking was appointed Financial Adviser in June 2005 in connection with potential debt financing, and development permitting is advancing to the final stages.  Operations from three, shallow open pits are planned to commence in mid-2008, provided final permits and licenses are obtained in early 2006.

Meadowbank Gold Project Production Profile3

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces[2]
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	375,000 ounces 315,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$199 US$224

Meadowbank Open Pit Gold Reserves – Q1/20052

Pit	Category	Tonnes	Grade (g/t)	Ounces
Portage
	Proven	1,253,000	5.19	209,100
	Probable	9,927,000	4.15	1,324,500
Goose
	Probable	2,247,000	5.09	367,700
Vault
	Proven	53,000	3.31	5,600
	Probable	8,416,000	3.18	860,400

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral exploration and development company.  The Company has completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Qualified Person - Gordon I. Davidson, P.Geol., is Exploration Manager, Canada, for Cumberland Resources Ltd. and is the designated Q.P. for the Meadowbank Project.  Mr. Davidson has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 2002.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.  True thickness of intersections ranges from 95-100% of intersected widths.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 40-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

1 Meadowbank Gold Resources (First Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P. Geo., of AMEC Americas Limited, who is an independent Qualified Person as defined by NI 43-101.

2  Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng, Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

3 Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.